SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



            RYANAIR'S CUSTOMER SERVICE STATISTICS FOR FEBRUARY 2004

Ryanair, Europe's No.1 low fares airline, today (8th March 04) released its customer service statistics for February 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No.1 for Customer Service.

   - 92% of all Ryanair's 14 363 flights during the month of February arrived on time.

   - CAA data for 2003 shows that 70% of flights in the UK arrived on time. In the US, the Department of Transport announced an overall US average punctuality of 82% for 2003. Ryanair, with an average punctuality of 91% has set the standard as the No.1 on-time low fares airline, beating both the Major European Airlines and the Major US airlines



   - Complaints registered at less than 1 (0.45) complaint per 1 000 passengers.

   - Mislaid baggage registered at less than 1 (0.63) bag per 1 000 passengers.

    PASSENGER STATISTICS - FEBRUARY 04                     2003       2004
    On-time flights                                         88%        92%
    Complaints per 1000 pax                                0.62       0.45
    Baggage complaints per 1000 pax                        0.65       0.63
    Complaints answered within 7 days                      100%       100%

Ends.

For further information:

Paul Fitzsimmons        Pauline McAlester
Ryanair                 Murray Consultants
Tel: + 353 1 812 1228   Tel: + 353 1 4980 300


Ryanair Monthly Statistics Compared with Association of European Airlines

The following comparisons are based on the Association of European Airlines monthly performance statistics for our major competitors for the month of January 2004 and also figures published on other airline websites.

Ryanair's No 1 on-time performance compared with other Major airlines in Europe

Airline                                 Ranking           %
Ryanair                                    1            92.0
Easyjet                                    2            81.5
Iberia                                     3            80.9
Air France                                 4            79.6
British Airways                            5            79.2
SAS                                        6            78.1
Alitalia                                   7            75.6
Lufthansa                                  8            75.3

              % Flights arriving within 15 minutes of scheduled time


Source: Ryanair monthly stats compared to Association of European Airlines:
        Jan 2004
        Verified by the CAA in arrears


Ryanair No. 1 major airline for fewest lost bags

Airline                  Ranking                              Baggage Missing
                                                           Per 1 000 Passengers
Ryanair                    1                                      1.20
SAS                        2                                      11.7
Iberia                     3                                      12.0
Alitalia                   4                                      16.6
Air France                 5                                      20.8
British Airways            6                                      22.2
Lufthansa                  7                                      23.5
Austrian                   8                                      30.8
easyJet                             Refuse to Publish

Source: Ryanair monthly stats compared to Association of European Airlines: Jan 2004

Ryanair No. 1 major airline for fewest cancellations

Airline                       Ranking                    % flights completed
Ryanair                          1                                98.4
Iberia                           2                                98.1
Alitalia                         3                                97.6
SAS                              4                                97.5
Lufthansa                        5                                97.3
British Airways                  6                                96.8
Austrian                         7                                94.7
Air France                           Refuse to Publish
easyJet

Source: Ryanair monthly stats compared to Association of European Airlines: Jan 2004


Ryanair / EasyJet Punctuality Comparisons

                                  On Times
      Week Ending                 Ryanair        Easyjet*           Ryanair
                                                                   Position
1.       04-Jan                     90%             73%                1
2.       12-Jan                     91%             80%                1
3.       19-Jan                     95%             84%                1
4.       26-Jan                     95%             89%                1
5.       01-Feb                     85%             64%                1
6.       08-Feb                     93%             81%                1
7.       15-Feb                     95%             84%                1
8.       22-Feb                     91%             84%                1
9.       29-Feb                     89%             69%                1

*Source: www.ryanair.com and Easyjet website





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 09 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director